Exhibit 99.1

FOR RELEASE October 12, 2017

China Biologic Agrees to Acquire TianXinFu from PWM

Beijing, China—October 12, 2017— China Biologic Products Holdings, Inc. (NASDAQ: CBPO) ( “CBPO” or the “Company”), a leading fully integrated plasma-based biopharmaceutical company in China, today announced that it has agreed to acquire 80% equity interest in Tianxinfu (Beijing) Medical Appliance Co., Ltd. (“TianXinFu”) from PW Medtech Group Limited (“PWM"), a company listed on The Stock Exchange of Hong Kong Limited (Stock Code: 1358).

TianXinFu, a medical device company primarily engaging in the manufacturing and sale of regenerative medical biomaterial products, is currently owned as to 80% by PWM and 20% by a third party. In exchange for its acquisition of 80% equity interest in TianXinFu from PWM, CBPO will issue 5,521,000 ordinary shares to PWM. Upon the closing of the proposed transaction, PWM is expected to hold approximately 16.66% of the outstanding share capital of CBPO taking into effect the new issuance.

CBPO’s board of directors has determined to exempt the proposed transaction from causing PWM to be deemed an “acquiring person” under CBPO’s preferred shares rights agreement dated July 31, 2017. In addition, CBPO has decided to follow its home country practice and elected to be exempted from the shareholder approval requirement under the applicable rules of the NASDAQ Stock Market for the proposed transaction.

Mr. David (Xiaoying) Gao, Chairman and Chief Executive Officer of China Biologic, commented, “We are excited to welcome TianXinFu to the China Biologic family. We believe that the synergies created by this transaction will further expand our top and bottom line financial performance. TianXinFu is the largest manufacturer of its core product, artificial dura mater, and together with other surgical consumable products it serves over 1,600 hospitals with a strong professional marketing and sales force in China. As well-established brands in our respective markets, we will be able to strengthen our core plasma therapeutics businesses by leveraging each other’s existing market presence to cross-sell and offer bundle pricing opportunities; expand our customer bases by growing into each other’s sales channels, hospitals, and departments. This acquisition will also enable us to unlock the market potential of our new or upcoming high margin coagulation factor products which have greater synergies with some of TianXinFu’s main products. At the same time, our combined scale means reduced costs, optimized spending, broadened market exposure, and improved bargaining power with distributors, customers, and suppliers.”

“We look forward to working with the team at TianXinFu to strengthen our competitive position in the consolidating plasma industry in China and to participate in the rapid growth of the regenerative medical bio-material industry in China. PWM, as a new shareholder, shares our belief and expects to participate in this value creation process. We remain committed to positioning China Biologic for long-term, sustainable growth and creating optimal value for our shareholders,” Mr. Gao concluded.

The parties currently expect to complete the proposed transaction in 2017, subject to the satisfaction of customary closing conditions, including, among others, the approval of the shareholders of PWM.

About Tianxinfu (Beijing) Medical Appliance Co., Ltd.

Founded in 2002, Tianxinfu (Beijing) Medical Appliance Co., Ltd.is a medical device company primarily engaging in manufacturing and sale of regenerative medical biomaterial products, including artificial dura mater and spinal dura mater products. Its pipeline products mainly include absorbable oral repair membrane for oral and maxillofacial surgery and the second generation of artificial dura mater, etc. TianXinFu has an extensive nationwide distribution network with distributors covering the major provinces in China.

About China Biologic Products Holdings, Inc.

China Biologic Products Holdings, Inc. (NASDAQ: CBPO) is a leading fully integrated plasma-based biopharmaceutical company in China. The Company’s products are used as critical therapies during medical emergencies and for the prevention and treatment of life-threatening diseases and immune-deficiency related diseases. China Biologic is headquartered in Beijing and manufactures over 20 different dosage forms of plasma products through its majority owned subsidiary, Shandong Taibang Biological Products Co., Ltd., and its wholly owned subsidiary, Guizhou Taibang Biological Products Co., Ltd. The Company also has an equity investment in Xi’an Huitian Blood Products Co., Ltd. The Company sells its products to hospitals, distributors and other healthcare facilities in China. For additional information, please see the Company’s website www.chinabiologic.com.

Safe Harbor Statement

This release contains certain “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially. All forward-looking statements included in this release are based upon information available to CBPO as of the date of this release, which may change, and CBPO undertakes no obligation to update or revise any forward-looking statements, except as may be required under applicable securities law.

Contact:

China Biologic Products Holdings, Inc.
Mr. Ming Yin
Senior Vice President
Phone: +86-10-6598-3099
Email: ir@chinabiologic.com

ICR Inc.
Mr. Bill Zima
Phone: +86-10-6583-7511 or +1-646-405-5191
E-mail: bill.zima@icrinc.com